CUSIP NO. 16954L105	13D	Page 1 of 28

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 6)

51Talk Online Education Group

(Name of Issuer)

American Depositary Shares (ADS), each representing

60 Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

16954L105

(CUSIP Number)

André Levi

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 16954L105	13D	Page 2 of 28

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Ventures China Turbo Fund, L.P. (“Turbo Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

10,017,832 Class A ordinary shares, except that DCM Turbo Fund Investment Management, L.P. (“Turbo Fund DGP”), the general partner of Turbo Fund, and DCM Turbo Fund International, Ltd. (“Turbo Fund UGP”), the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and F. Hurst Lin (“Lin”) and Matthew C. Bonner (“Bonner”), the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

10,017,832 Class A ordinary shares, except that Turbo Fund DGP, the general partner of Turbo Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,017,832
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.4%*
12	TYPE OF REPORTING PERSON*	PN

* The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021 (excluding the company’s repurchase of 3,907,950 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.

CUSIP NO. 16954L105	13D	Page 3 of 28

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Ventures China Turbo Affiliates Fund, L.P. (“Turbo Affiliates Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

589,278 Class A ordinary shares, except that Turbo Fund DGP, the general partner of Turbo Affiliates Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

589,278 Class A ordinary shares, except that Turbo Fund DGP, the general partner of Turbo Affiliates Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	589,278
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%*
12	TYPE OF REPORTING PERSON*	PN

 * The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021 (excluding the company’s repurchase of 3,907,950 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.

CUSIP NO. 16954L105	13D	Page 4 of 28

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Turbo Fund Investment Management, L.P. (“Turbo Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

10,607,110 Class A ordinary shares of which 10,017,832 shares are held by Turbo Fund and 589,278 shares are held by Turbo Affiliates Fund. Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to vote these shares, except that Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

10,607,110 Class A ordinary shares of which 10,017,832 shares are held by Turbo Fund and 589,278 shares are held by Turbo Affiliates Fund. Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to dispose of these shares, except that Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,607,110
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.6%*
12	TYPE OF REPORTING PERSON*	PN

* The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021 (excluding the company’s repurchase of 3,907,950 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.

CUSIP NO. 16954L105	13D	Page 5 of 28

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Turbo Fund International, Ltd. (“Turbo Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
10,607,110 Class A ordinary shares of which 10,017,832 shares are held by Turbo Fund and 589,278 shares are held by Turbo Affiliates Fund. Turbo Fund UGP is the general partner of Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have sole power to vote these shares, except Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
10,607,110 Class A ordinary shares of which 10,017,832 shares are held by Turbo Fund and 589,278 shares are held by Turbo Affiliates Fund. Turbo Fund UGP is the general partner of Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have sole power to dispose of these shares, except Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,607,110
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.6%*
12	TYPE OF REPORTING PERSON*	OO

* The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021 (excluding the company’s repurchase of 3,907,950 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.

CUSIP NO. 16954L105	13D	Page 6 of 28

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

57,681,212 Class B ordinary shares, except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

57,681,212 Class B ordinary shares, except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	57,681,212
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	20.0%*
12	TYPE OF REPORTING PERSON*	PN

* The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021 (excluding the company’s repurchase of 3,907,950 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 103,607,002 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 17.3%.

CUSIP NO. 16954L105	13D	Page 7 of 28

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

57,681,212 Class B ordinary shares all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

57,681,212 Class B ordinary shares all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	57,681,212
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	20.0%*
12	TYPE OF REPORTING PERSON*	PN

The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021 (excluding the company’s repurchase of 3,907,950 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 103,607,002 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 17.3%.

CUSIP NO. 16954L105	13D	Page 8 of 28

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
57,681,212 Class B ordinary shares all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to vote these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
57,681,212 Class B ordinary shares all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	57,681,212
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	20.0%*
12	TYPE OF REPORTING PERSON*	OO

•	The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021 (excluding the company’s repurchase of 3,907,950 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 103,607,002 Class B ordinary shares held by Hybrid Fund). If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 17.3%

CUSIP NO. 16954L105	13D	Page 9 of 28

1	NAME OF REPORTING PERSON F. Hurst Lin (“Lin”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		68,288,322 ordinary shares, of which 10,017,832 are Class A ordinary shares directly owned by Turbo Fund, 589,278 are Class A ordinary shares owned directly by Turbo Affiliates Fund, and 57,681,212 are Class B ordinary shares directly owned by Hybrid Fund. Lin is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		68,288,322 ordinary shares, of which 10,017,832 are Class A ordinary shares directly owned by Turbo Fund, 589,278 are Class A ordinary shares owned directly by Turbo Affiliates Fund, and 57,681,212 are Class B ordinary shares directly owned by Hybrid Fund. Lin is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	68,288,322
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	23.7%*
12	TYPE OF REPORTING PERSON*	IN

•	The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021 (excluding the company’s repurchase of 3,907,950 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 103,607,002 Class B ordinary shares held by Hybrid Fund). If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 20.5%

CUSIP NO. 16954L105	13D	Page 10 of 28

1	NAME OF REPORTING PERSON Matthew C. Bonner (“Bonner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		68,288,322 ordinary shares, of which 10,017,832 are Class A ordinary shares directly owned by Turbo Fund, 589,278 are Class A ordinary shares owned directly by Turbo Affiliates Fund, and 57,681,212 are Class B ordinary shares directly owned by Hybrid Fund. Bonner is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		68,288,322 ordinary shares, of which 10,017,832 are Class A ordinary shares directly owned by Turbo Fund, 589,278 are Class A ordinary shares owned directly by Turbo Affiliates Fund, and 57,681,212 are Class B ordinary shares directly owned by Hybrid Fund. Bonner is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	68,288,322
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	23.7%*
12	TYPE OF REPORTING PERSON*	IN

* The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021 (excluding the company’s repurchase of 3,907,950 Class A ordinary shares in the form of ADSs held as treasury shares), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 103,607,002 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 20.5%

CUSIP NO. 16954L105	13D	Page 11 of 28

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 6 supplements and amends the Schedule 13D that was originally filed on June 15, 2016, as amended by Amendment No. 1 filed on February 11, 2019, Amendment No. 2 filed on February 5, 2020, Amendment No. 3 filed on April 6, 2020, Amendment No. 4 filed on June 8, 2020, and Amendment No. 5 filed on April 7, 2021 (the “Original Schedule 13D”). This Amendment No. 6 relates to the Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of the Company. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 6 have the meanings ascribed to them in the Original Schedule 13D. The Company’s principal executive offices are located at 6th Floor Deshi Building North, Shangdi Street, Haidian District, Beijing 100085, People’s Republic of China 8610-56928909.

The Company’s American depositary shares (the “ADSs”) each represent 60 Class A ordinary shares. The Reporting Persons (as defined below) beneficially own ordinary shares of the Company.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) DCM Ventures China Turbo Fund, L.P., a Cayman Islands exempted limited partnership (“Turbo Fund”), (ii) DCM Ventures China Turbo Affiliates Fund, L.P., a Cayman Islands exempted limited partnership (“Turbo Affiliates Fund”), (iii) DCM Hybrid RMB Fund, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund”), (iv) DCM Turbo Fund Investment Management, L.P., a Cayman Islands exempted limited partnership (“Turbo Fund DGP”), (v) DCM Turbo Fund International, Ltd., a Cayman Islands exempted company (“Turbo Fund UGP”), (vi) DCM Hybrid RMB Fund Investment Management, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund DGP”), (vii) DCM Hybrid RMB Fund International, Ltd., a Cayman Islands exempted company (“Hybrid Fund UGP”), and (viii) F. Hurst Lin (“Lin”), a citizen of the United States, and (ix) Matthew C. Bonner (“Bonner”), a citizen of the United States, (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

Turbo Fund, Turbo Affiliates Fund and Hybrid Fund are venture capital funds. Turbo Fund DGP is the general partner of each of Turbo Fund and Turbo Affiliates Fund and Turbo Fund UGP is the general partner of Turbo Fund DGP. Hybrid Fund DGP is the general partner of Hybrid Fund and Hybrid Fund UGP is the general partner of Hybrid Fund DGP. Lin and Bonner are the directors of each of Hybrid Fund UGP and Turbo Fund UGP (collectively, the “Directors”). The principal business office of the Reporting Persons is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 27, 2016, each of DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. entered into a Share Subscription Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 11,842,105 Class A ordinary shares for a purchase price of $19.00 per ADS, an aggregate purchase price of approximately $15,000,000. DCM Ventures China Turbo Fund, L.P. acquired 11,184,217 Class A ordinary shares for a purchase price of approximately $14,166,675.00 and DCM Ventures China Turbo Affiliates Fund, L.P. acquired 657,888 Class A ordinary shares for a purchase price of approximately $833,325.00. All series A preferred shares, series B preferred shares, series C preferred shares and series D preferred shares were automatically converted into Class B ordinary shares upon the completion of the Company’s initial public offering on June 10, 2016 at an initial conversion ratio of one-to-one into an aggregate of Class A ordinary shares.

CUSIP NO. 16954L105	13D	Page 12 of 28

In June 2013, Hybrid Fund entered into a Share Subscription Agreement with the Company to acquire an aggregate of 30,000,000 series A preferred shares for a purchase price of $0.0667 per share, an aggregate purchase price of $2,000,000. All of the preferred shares held by Hybrid Fund were converted, in connection with the Company’s initial public offering on June 10, 2016, as Class A ordinary shares on the basis of one preferred share for each Class A ordinary share.

In December 2013, Hybrid Fund entered into a Share Subscription Agreement with the Company to acquire an aggregate of 9,638,710 series B preferred shares for a purchase price of $0.1805 per share, an aggregate purchase price of $8,968,613. All of the preferred shares held by Hybrid Fund were converted, in connection with the Company’s initial public offering on June 10, 2016, as Class A ordinary shares on the basis of one preferred share for each Class A ordinary share.

In July 2014 and August 2014, Hybrid Fund entered into a Share Subscription Agreement with the Company to acquire an aggregate of 13,972,645 series C preferred shares for a purchase price of $0.4416 per share, an aggregate purchase price of $13,001,247. All of the preferred shares held by Hybrid Fund were converted, in connection with the Company’s initial public offering on June 10, 2016, as Class A ordinary shares on the basis of one preferred share for each Class A ordinary share.

In August 2015, Hybrid Fund entered into a Share Subscription Agreement with the Company to acquire an aggregate of 5,092,152 series D preferred shares for a purchase price of $0.9305 per share, an aggregate purchase price of $4,738,138. All of the preferred shares held by Hybrid Fund were converted, in connection with the Company’s initial public offering on June 10, 2016, as Class A ordinary shares on the basis of one preferred share for each Class A ordinary share.

The Company’s initial public offering was effective as of June 10, 2016 and closed on June 15, 2016. In a private placement pursuant to Regulation S of the U.S. Securities Act of 1933, as amended, concurrent with the Company’s initial public offering, Turbo Fund and Turbo Affiliates Fund entered into a Subscription Agreement with the Company pursuant to which Turbo Fund acquired 11,184,217 Class A ordinary shares (represented by 745,614 ADSs) and Turbo Affiliates Fund acquired 657,888 Class A ordinary shares (represented by 43,859 ADSs), at a purchase price of US$19.00 per ADS, for an aggregate purchase price of $15,000,000. Each ADS represents 60 Class A Ordinary Shares. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Third Amended and Restated Shareholders’ Agreement, dated as of August 31, 2015 and as amended on May 27, 2016, by and among the Company, DCM Turbo and DCM Turbo Affiliates and certain other parties thereto.

CUSIP NO. 16954L105	13D	Page 13 of 28

Frank Hurst Lin is a Company director named by one or more Reporting Persons.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

On June 4, 2020, certain of the Reporting Persons entered into an underwriting agreement (the “June 2020 Underwriting Agreement”), with the Issuer, the other selling shareholders named in Schedule II thereto (such selling shareholders, together with the Reporting Persons, the “June 2020 Selling Shareholders”) and Morgan Stanley & Co. LLC and Needham and Company, LLC, as underwriters named in Schedule I thereto (the “June 2020 Underwriters”), pursuant to which the Reporting Persons agreed to sell American Depository Shares representing 2,257,285 Class A ordinary shares at a price per Class A ordinary share of approximately $1.20 (the “June 2020 Registered Offering”). The June 2020 Registered Offering closed on June 8, 2020.

In connection with the June 2020 Registered Offering, the June 2020 Selling Shareholders, including certain of the Reporting Persons, agreed with the June 2020 Underwriters, pursuant to a lock-up agreement (each, a “June 2020 Lock-Up Agreement”), that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A ordinary shares or any other securities so owned convertible or exercisable or exchangeable for shares of Class A ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any economic consequences of ownership of the Class A ordinary shares (other than as contemplated by the June 2020 Underwriting Agreement or pursuant to certain other exceptions), without the prior written consent of Morgan Stanley & Co. LLC and Needham and Company, LLC, for a period of 90 days after the date of the final prospectus relating to the June 2020 Registered Offering.

References to and the descriptions of the June 2020 Underwriting Agreement and June 2020 Lock-Up Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the June 2020 Underwriting Agreement and June 2020 Lock-Up Agreement, which are filed as exhibits hereto and are incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b)         Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c)            Except as set forth in Item 4 above, the Reporting Persons have not effected any transaction in the Ordinary Shares or ADSs of the Company during the past 60 days.

(d)            Under certain circumstances set forth in the limited partnership agreement of each of Turbo Fund, Turbo Affiliates Fund, Hybrid Fund, Turbo Fund DGP, Hybrid Fund DGP and the amended and restated articles of memorandum and association of Turbo Fund UGP and Hybrid Fund UGP, the partners and shareholders of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a partner or shareholder.

CUSIP NO. 16954L105	13D	Page 14 of 28

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with acquisition of the preferred shares of the Company, Hybrid Fund and certain other investors entered into a Third Amended and Restated Investors’ Rights Agreement dated as of August 31, 2015, entitling such parties to the registration of their shares, including demand registration rights, Form F-3 or Form S-3 registration rights, deferral of registration, and piggyback registration. The Third Amended and Restated Investors’ Rights Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Company’s initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Third Amended and Restated Investors’ Rights Agreement, a copy of which is filed as Exhibit 4.4 to 51Talk’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 12, 2016, and Amendment No. 1 to the Shareholders’ Agreement, a copy of which is filed as Exhibit 4.5 to 51Talk’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 27, 2016, both of which are incorporated herein by reference.

Frank Hurst Lin, in his capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant, as more fully described in the Prospectus and incorporated herein by reference. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.3 to the Company’s Registration Statement on Form F-1 and is incorporated herein by reference.

In connection with the Company’s initial public offering, Reporting Persons, together with other existing shareholders and executive officers and directors of the Company, entered into a Lock-Up Letter, as more fully described in the Prospectus and incorporated herein by reference. Pursuant to such Lock-Up Letter, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days after the public offering date set forth on the final prospectus of the Company. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Letter attached as Exhibit A to the Underwriting Agreement filed with the Securities and Exchange Commission as Exhibit 1.1 to the F-1/A and is incorporated herein by reference.

In connection with the June 2020 Registered Offering, the June 2020 Selling Shareholders, including certain of the Reporting Persons, agreed with the June 2020 Underwriters, pursuant to a lock-up agreement (each, a “June 2020 Lock-Up Agreement”), that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A ordinary shares or any other securities so owned convertible or exercisable or exchangeable for shares of Class A ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any economic consequences of ownership of the Class A ordinary shares (other than as contemplated by the June 2020 Underwriting Agreement or pursuant to certain other exceptions), without the prior written consent of Morgan Stanley & Co. LLC and Needham and Company, LLC, for a period of 90 days after the date of the final prospectus relating to the June 2020 Registered Offering. This summary description does not purport to be complete, and is qualified in its entirety by reference to the full text of the June 2020 Lock-Up Agreement, which is filed as exhibits hereto and is incorporated by reference herein.

CUSIP NO. 16954L105	13D	Page 15 of 28

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 99.1	Agreement of Joint Filing
EXHIBIT 1.1	Lock-Up Letter entered into by and among the Company, the underwriters and certain others (incorporated by reference to Exhibit A of Exhibit 1.1 of the Company’s F-1).
EXHIBIT 99.2	Third Amended and Restated Investors’ Rights Agreement, dated as of August 31, 2015, among the Company, Hybrid Fund and other parties thereto (incorporated by reference to Exhibit 4.4 of the Company’s F-1/A).
EXHIBIT 99.3	Amendment No. 1 to Third Amended and Restated Shareholders’ Agreement, dated as of May 27, 2016, by and among the Company, Hybrid Fund and other parties thereto (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1 of 51 Talk, filed on May 27, 2016).
EXHIBIT 10.3	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.3 of the Company’s F-1).
EXHIBIT 99.6	Subscription Agreement, dated as of May 27, 2016, entered into by and among the Company and DCM Ventures China Turbo Fund, L.P. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 of 51Talk, filed on May 27, 2016).
EXHIBIT 99.7	Form of Underwriting Agreement, by and among 51Talk, the selling shareholders listed in Schedule II thereto and Morgan Stanley & Co. LLC and Needham & Company, LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on June 3, 2020).
EXHIBIT 99.8	Form of Lock-Up Letter, by and among each of the selling shareholders listed in Schedule II to the Underwriting Agreement and Morgan Stanley & Co. LLC and Needham & Company, LLC (incorporated by reference to Exhibit A to Exhibit 1.1 the Issuer’s Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on June 3, 2020).

CUSIP NO. 16954L105	13D	Page 16 of 28

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2023

DCM Ventures China Turbo Fund, L.P.

By:	DCM Turbo Fund Investment Management, L.P.
Its General Partner

By:	DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Ventures China Turbo Affiliates Fund, L.P.

By:	DCM Turbo Fund Investment Management, L.P.
Its General Partner

By:	DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Turbo Fund INVESTMENT MANAGEMENT, L.P.

By:	DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Turbo Fund International, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. 16954L105	13D	Page 17 of 28

DCM HYBRID RMB FUND, L.P.

By:	DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By:	DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By:	DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

F. HURST LIN

/s/ F. Hurst Lin
Matthew C. Bonner, Attorney-In-Fact*

MATTHEW C. BONNER

/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 16954L105	13D	Page 18 of 28

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Ordinary Shares and ADSs of 51 Talk Online Education Group shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: January 23, 2023

DCM Ventures China Turbo Fund, L.P.

By:	DCM Turbo Fund Investment Management, L.P.
Its General Partner

By:	DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Ventures China Turbo Affiliates Fund, L.P.

By:	DCM Turbo Fund Investment Management, L.P.
Its General Partner

By:	DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Turbo Fund INVESTMENT MANAGEMENT, L.P.

By:	DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Turbo Fund International, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. 16954L105	13D	Page 19 of 28

DCM HYBRID RMB FUND, L.P.

By:	DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By:	DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By:	DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

F. HURST LIN

/s/ F. Hurst Lin
Matthew C. Bonner, Attorney-In-Fact*

MATTHEW C. BONNER

/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 16954L105	13D	Page 20 of 28

EXHIBIT B

dcm

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Matthew C. Bonner his or its true and lawful attorney-in-fact (the “Attorney-in-Fact”) to:

(1)            execute for and on behalf of each undersigned (a “Reporting Person”) any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13H, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (collectively, the “Reports”) with respect to each Reporting Person’s (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”);

(2)            do and perform any and all acts for and on behalf of each Reporting Person which may be necessary or desirable to complete and execute any such Reports and timely file such forms and schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority or the Form ADV; and

(3)            take any other action of any type whatsoever in connection with the foregoing which, in the opinion of either such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by either such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that no such attorney-in-fact, in serving in such capacity at the request of the undersigned, is hereby assuming, nor is the Company hereby assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13G/D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the Attorney-in-Fact. Each Reporting Person acknowledges that the Attorney-in-Fact, in serving in such capacity at the request of the undersigned, is not hereby assuming any of the undersigned’s responsibilities to comply with state or federal securities laws.

[Signatures on the Following Page.]

CUSIP NO. 16954L105	13D	Page 21 of 28

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 31st day of December, 2022.

/s/ F. Hurst Lin		/s/ Matthew C. Bonner
F. Hurst Lin		Matthew C. Bonner

DCM MANAGEMENT, L.P.		DCM Management International, Ltd.

By:	DCM Management International, Ltd., Its General Partner	By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
By:	/s/ Matthew C. Bonner		Title: Director
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL IV, LTD.		DCM IV, L.P.

By:	/s/ Matthew C. Bonner	By:	DCM INVESTMENT MANAGEMENT IV, L.P.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	DCM INTERNATIONAL IV, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT IV, L.P.		DCM AFFILIATES FUND IV, L.P.

By:	DCM INTERNATIONAL IV, LTD.	By:	DCM INVESTMENT MANAGEMENT IV, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By:	DCM INTERNATIONAL IV, LTD.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL V, LTD.		DCM V, L.P.

By:	/s/ Matthew C. Bonner	By:	DCM INVESTMENT MANAGEMENT V, L.P.
	Name: Matthew C. Bonner	General Partner
Title: Director
		By:	DCM INTERNATIONAL V, LTD.
General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 16954L105	13D	Page 22 of 28

DCM INVESTMENT MANAGEMENT V, L.P.		DCM AFFILIATES FUND V, L.P.

By:	DCM INTERNATIONAL V, LTD.	By:	DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner			Its General Partner

By:	/s/ Matthew C. Bonner	By:	DCM INTERNATIONAL V, LTD.
	Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL VI, LTD.		DCM VI, L.P.

By:	/s/ Matthew C. Bonner	By:	DCM INVESTMENT MANAGEMENT VI, L.P.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	DCM INTERNATIONAL VI, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT VI, L.P.

By:	DCM INTERNATIONAL VI, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL VII, LTD.		DCM VII, L.P.

By:	/s/ Matthew C. Bonner	By:	DCM INVESTMENT MANAGEMENT VII, L.P.
	Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	DCM INTERNATIONAL VII, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 16954L105	13D	Page 23 of 28

DCM INVESTMENT MANAGEMENT VII, L.P.		DCM AFFILIATES FUND VIII, L.P.

By:	DCM INTERNATIONAL VII, LTD.	By:	DCM INVESTMENT MANAGEMENT VIII, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner
	Name: Matthew C. Bonner	By:	DCM INTERNATIONAL VIII, LTD.
	Title: Director	Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL VIII, LTD.		DCM VIII, L.P.

By:	/s/ Matthew C. Bonner	By:	DCM INVESTMENT MANAGEMENT VIII, L.P.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	DCM INTERNATIONAL VIII, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT VIII, L.P.			DCM Ventures China Fund (DCM VIII), L.P.

By:	DCM INTERNATIONAL VIII, LTD.	By:	DCM INVESTMENT MANAGEMENT VIII, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By:	DCM INVESTMENT MANAGEMENT VIII, L.P.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL IX, LTD.		DCM IX, L.P.

By:	/s/ Matthew C. Bonner	By:	DCM INVESTMENT MANAGEMENT IX, L.P.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	DCM INTERNATIONAL IX, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 16954L105	13D	Page 24 of 28

DCM INVESTMENT MANAGEMENT IX, L.P.		DCM AFFILIATES FUND IX, L.P.

By: DCM INTERNATIONAL IX, LTD.		By: DCM INVESTMENT MANAGEMENT IX, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM INTERNATIONAL IX, LTD.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL X, LTD.		DCM X, L.P.

By:	/s/ Matthew C. Bonner	By: DCM INVESTMENT MANAGEMENT X, L.P.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
By: DCM INTERNATIONAL X, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Its General Partner

DCM INVESTMENT MANAGEMENT X, L.P.		DCM AFFILIATES FUND X, L.P.

By: DCM INTERNATIONAL X, LTD.		By: DCM INVESTMENT MANAGEMENT X, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM INTERNATIONAL X, LTD.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INTERNATIONAL, LTD.		A-FUND, L.P.

By:	/s/ Matthew C. Bonner	By: DCM INVESTMENT MANAGEMENT X, L.P.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
By: DCM INTERNATIONAL X, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 16954L105	13D	Page 25 of 28

A-FUND INVESTMENT MANAGEMENT, L.P.

By: A-FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INTERNATIONAL II, LTD.		A-FUND II, L.P.

By:	/s/ Matthew C. Bonner	By: A-FUND INVESTMENT MANAGEMENT II, L.P.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
By: A-FUND INTERNATIONAL II, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INVESTMENT MANAGEMENT II, L.P.		A-FUND II AFFILIATES FUND, L.P.

By: A-FUND INTERNATIONAL II, LTD.		By: A-FUND INVESTMENT MANAGEMENT II, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: A-FUND INTERNATIONAL II, LTD.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INVESTMENT MANAGEMENT III, L.P.		A-FUND III, L.P.

By: A-FUND INTERNATIONAL III, LTD.		By: A-FUND INVESTMENT MANAGEMENT III, L.P.
	Its General Partner	Its General Partner

By:	/s/ Matthew C. Bonner	By: A-FUND INTERNATIONAL III, LTD.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 16954L105	13D	Page 26 of 28

A-FUND INTERNATIONAL III, LTD.		A-FUND III AFFILIATES FUND, L.P.

By:	/s/ Matthew C. Bonner	By: A-FUND INVESTMENT MANAGEMENT III, L.P.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
By: A-FUND INTERNATIONAL III, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.		DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.		By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Turbo Fund Investment Management, L.P.		DCM Ventures China Turbo Fund, L.P.

By: DCM Turbo Fund International, Ltd.		By: DCM Turbo Fund Investment Management, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By:	/s/ Matthew C. Bonner
	Name: Matthew C. Bonner		Name: Matthew C. Bonner
	Title: Director		Title: Director

CUSIP NO. 16954L105	13D	Page 27 of 28

DCM Turbo Fund International, Ltd.		DCM Ventures China Turbo AFFILIATES Fund, L.P.

By:	/s/ Matthew C. Bonner	By: DCM Turbo Fund Investment Management, L.P.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
By:	/s/ Matthew C. Bonner		Name: Matthew C. Bonner
	Name: Matthew C. Bonner		Title: Director
Title: Director

DCM Opportunity Fund Investment Management III, L.P.		DCM Opportunity Fund III, L.P.

By: DCM Opportunity Fund International III, Ltd.		By: DCM Opportunity Fund Investment Management III, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM Opportunity Fund International III, Ltd.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Opportunity Fund International III, Ltd.		DCM Opportunity Fund International II, Ltd.

By:	/s/ Matthew C. Bonner	By:	/s/ Matthew C. Bonner
	Name: Matthew C. Bonner		Name: Matthew C. Bonner
	Title: Director		Title: Director

DCM Opportunity Fund Investment Management II, L.P.		DCM Opportunity Fund II, L.P.

By: DCM Opportunity Fund International II, Ltd.		By: DCM Opportunity Fund Investment Management II, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM Opportunity Fund International II, Ltd.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 16954L105	13D	Page 28 of 28

DCM Opportunity Fund Investment Management, L.P.		DCM Opportunity Fund, L.P.

By: DCM Opportunity Fund International, Ltd.		By: DCM Opportunity Fund Investment Management, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM Opportunity Fund International, Ltd.
Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Opportunity Fund International, Ltd.

By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM III, L.P.		DCM III-A, L.P.

By: DCM Investment Management III, L.L.C.		By: DCM Investment Management III, L.L.C.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner		Name: Matthew C. Bonner
Title: Authorized Signatory		Title: Authorized Signatory

DCM Investment Management III, L.L.C.		DCM AFFILIATES FUND III, L.P.

By: DCM Investment Management III, L.L.C.
By:	/s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Authorized Signatory
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Authorized Signatory